SCHEDULE A

TRANSACTIONS IN THE ISSUER’S SECURITIES DURING THE LAST 60 DAYS

Nature of the Transaction	Securities Sold	Price Per Share ($)	Date of Transaction
Sale of Common Shares	0.193*	$18.98	May 12, 2026
Sale of Common Shares	4,175,005*	$18.9188	June 22, 2026

* Represents transactions made on the open market by MCB.

Other than as disclosed in this Schedule A, there was no transaction in the Common Shares by the Reporting Persons during the past sixty days.